Mail Stop 4561

December 18, 2008

VIA U.S. MAIL AND FAX (631)584-7075
Mr. Frank D'Alessandro
Controller
Gyrodyne Company of America, Inc.
1 Flowerfield, Suite 24
St. James, NY 11780

Re: Gyrodyne Company of America, Inc.
        File No. 000-01684
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. D'Alessandro:

        We have reviewed your response letter dated November 18, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why our comment is not applicable. Please be as detailed as necessary in your explanation.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Financial Statements

Consolidated Statements of Operations, page F-3

1.   We have considered your response to our prior comment 2. We continue to
        believe that interest income and interest expense should be reported outside of
        operating revenues and expenses in accordance with Rule 5-03 of Regulation S-
        X.

        Please respond to the comments included in this letter within ten business days.
Please submit your response on EDGAR. If you have any questions, you may contact
Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202)551-
3629.

                            Sincerely,

                            Kevin Woody
                            Accounting Branch Chief